Filed by eBay Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: PayPal, Inc.
Commission File No: 333-97727

         This filing relates to a proposed merger between eBay Inc. (the “Company”) and PayPal, Inc. (“PayPal”) pursuant to the terms of an Agreement and Plan of Merger, dated as of July 7, 2002, among PayPal, the Company and Vaquita Acquisition Corp.

         On September 5, 2002, the Company issued the following press release:

EBAY NAMES EXECUTIVES TO NEW POSITIONS

San Jose, CA, September 5, 2002 – eBay, the world’s online marketplace (Nasdaq: EBAY; www.ebay.com), today announced that two of its top executives are assuming new positions within the company effective immediately. Matt Bannick, formerly head of eBay’s international business, has been named Senior Vice President, Global Online Payments. Bill Cobb, previously in charge of global marketing, has been named Senior Vice President, International. Both executives will continue to report to eBay’s CEO Meg Whitman.

In his new role, Bannick’s duties will include responsibility for the development of online payments, a business that will become increasingly important after the finalization of eBay’s proposed acquisition of PayPal, Inc. Bannick will work closely with PayPal CEO Peter Thiel as PayPal is integrated into the eBay platform. In addition, Bannick will oversee the phase-out of eBay’s current payment service, eBay Payments by Billpoint. Once the PayPal acquisition is completed, Thiel will report to Whitman as previously announced.

Cobb will succeed Bannick as head of eBay’s international business. He will be responsible for eBay’s global expansion and managing the company’s growing portfolio of international businesses and investments. eBay currently has a presence in 27 countries around the world.

eBay’s marketing team will now report directly to Jeff Jordan, head of US operations, to whom Cobb previously reported. Jordan, Chief Operating Officer Maynard Webb, Chief Financial Officer Rajiv Dutta, and General Counsel Mike Jacobson will all continue to report to Whitman.

About eBay

eBay is the world’s online marketplaceTM. Founded in 1995, eBay created a powerful platform for the sale of goods and services by a passionate community of individuals and businesses. On any given day, there are millions of items across thousands of categories for sale on eBay through auction or fixed price formats. eBay enables trade on a local, national and international basis with customized sites in markets around the world.

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In connection with the transaction referenced in this press release, eBay has filed a Registration Statement on Form S-4 that contains a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). The Registration Statement may be amended from time to time. Investors and stockholders of PayPal are urged to read the proxy statement/prospectus and any other relevant materials filed by PayPal or eBay with the SEC because they contain, or will contain, important information about PayPal, eBay and the transaction. Investors and stockholders may obtain a free copy of the proxy statement/prospectus and other documents filed by eBay and PayPal with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the final proxy statement/prospectus and eBay’s other filings with the SEC may also be obtained by directing a request to investorrelations@ebay.com. Free copies of PayPal’s filings may be obtained by directing a request to investorrelations@paypal.com.

Contact: Kevin Pursglove, eBay, 408 376 7458, kevinp@ebay.com